Robert L. Kimball rkimball@velaw.com
Tel 214.220.7860 Fax 214.999.7860

January 10, 2014
VIA EDGAR SUBMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ms. Mara L. Ransom

Re:    EZCORP, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed on December 6, 2013
File No. 000-19424

Dear Ms. Ransom:
On behalf of EZCORP, Inc. (the “Company”), set forth below are the responses of the Company to the comments contained in the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated December 30, 2013 (the “Comment Letter”), with respect to the above-captioned filing.
For your convenience, we have repeated in bold type the comments and requests for additional information exactly as set forth in the Comment Letter. The Company’s response to each comment or request is set forth immediately below the text of the applicable comment or request. The Company intends to file with the Commission via EDGAR a revised Preliminary Proxy Statement on Schedule 14A after these comments have been resolved. Page references in the Company’s responses are to the Preliminary Proxy Statement as initially filed.

General

1.
Please revise your proxy statement to affirmatively disclose whether the increase in authorized shares is in any way related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. If such plans or intentions exist, please provide the disclosure required by Note A to Schedule 14A.

Response: The proposed increase in authorized shares is not related to any plans or intentions to enter into a merger, consolidation, acquisition or similar business transaction. We propose

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January 10, 2014 Page 2

to revise the second to last paragraph of the “Purpose and Effects of the Proposed Amendment” section (Page 7), to clarify:
“The Company has no plans, intentions, proposals or arrangements to issue any of the additional shares of Class A Common Stock that will become authorized share capital of the Company pursuant to the proposed amendment, including without limitation in a merger, consolidation, acquisition or similar business transaction.”

2.
Please revise your disclosure to discuss the possible anti-takeover effects of the increase in authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Please refer to the Instructions to Item 19 of Schedule 14A and Release No. 15230 (October 13, 1978).

Response: Because the proposal is to increase the authorized amount of the non-voting common stock, the Company does not believe there are any possible anti-takeover effects of the increase in authorized shares. The Company proposes to add the following text to the end of the “Purpose and Effects of the Proposed Amendment” section (Page 7) in order to address (i) the lack of anti-takeover effects of the increased authorized shares; (ii) the anti-takeover mechanisms present in the Company’s governing documents; and (iii) the lack of plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences:
“The implementation of this amendment would have no anti-takeover effects. The amendment would not affect our Class B Voting Common Stock. One person holds all of the voting control of the Company’s stock and controls the outcome of all matters requiring a vote of stockholders because that person owns all of our outstanding Class B Voting Common Stock. The Company has no current plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.”
Closing Comments

In connection with the Staff comments and our responses, the Company confirms that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing and (ii) the Staff comments or changes to disclosure in response to Staff comments do not

January 10, 2014 Page 3

foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges the Staff’s position that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to Thomas H. Welch, Jr., Senior Vice President and General Counsel, at (512) 314-3400 or me at (214) 220-7860.

Sincerely,
/s/ Robert L. Kimball
Robert L. Kimball

cc:	Thomas H. Welch, Jr. (EZCORP, Inc.)
Paul E. Rothamel (EZCORP, Inc.)
Via Facsimile